UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 000-31803
(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR
For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________________
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of registrant	Transmeta Corporation

Former name if applicable

Address of principal executive office (Street and number)	3990 Freedom Circle

City, state and zip Code	Santa Clara, CA 95054

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
Transmeta Corporation (“Registrant”) requires additional time to complete the processing of its Form 10-Q for its fiscal quarter ended June 30, 2005. On March 31, 2005, Registrant announced a modified business model and a related restructuring plan, both of which Registrant has worked to implement during its fiscal quarter ended June 30, 2005. Because of related changes in Registrant’s business operations during that period, Registrant has not had sufficient time to complete its review of certain financial information required to complete its Form 10-Q by August 9, 2005, the initial filing date, without unreasonable effort or expense. Registrant expects to file its completed Form 10-Q on or before August 15, 2005.
PART IV— OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

John O’Hara Horsley	(408)	919-3000

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Registrant anticipates that its statement of operations for its fiscal quarter ended June 30, 2005, which is the period of the subject report, will reflect significant change in its results of operations for that period as compared to its results of operations for the corresponding fiscal quarter ended June 30, 2004, primarily reflecting recent increases in Registrant’s license and service revenues. Concurrent with this notification, Registrant is filing with a current report on Form 8-K its press release dated August 9, 2005, announcing that its net revenue for its fiscal quarter ended June 30, 2005 was $24.7 million, as compared to $6.0 million for its fiscal quarter ended June 30, 2004. Registrant otherwise respectfully submits that its results of operations for its fiscal quarter ended June 30, 2005 should be presented in full, within the context of its consolidated financial statements and its Quarterly Report on Form 10-Q.
Transmeta Corporation

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2005	By	/s/ John O’Hara Horsley

John O’Hara Horsley Vice President, General Counsel & Secretary